Exhibit 11

ITT EDUCATIONAL SERVICES, INC.

COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

(In thousands, except per share data)

	Three Months Ended March 31,
	2005	2004

Net income	$15,028	$9,026

Shares:
Weighted average number of shares of common stock outstanding	46,086	45,608

Shares assumed issued
(less shares assumed purchased for treasury) on stock options	993	1,155

Outstanding shares for diluted earnings per share calculation	47,079	46,763

Earnings per common share:
Basic	$0.33	$0.20
Diluted	$0.32	$0.19